Exhibit G


                              The Southern Company
                         Proposed Notice of Proceedings


         The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), has filed an application-declaration (the "Application") under Sections 9(a) and 10 of the Act and Rules 53 and 54 thereunder.

         Southern seeks authorization to purchase from Chesapeake Utilities Corporation ("Chesapeake") 218,464 shares of the common stock, par value $1.50 per share (the "Shares"), of Florida Public Utilities Company, a Florida corporation ("FPU"), at a price of $16.50 per Share. The terms of this proposed purchase have been negotiated on an entirely arms length basis between Chesapeake and Southern, which are not affiliated in any fashion. The Shares represent approximately 7.3% of the outstanding common stock of FPU.

         FPU was incorporated on April 29, 1925 under the 1925 Florida Corporation Law and is continuing its corporate existence pursuant to such law and its Certificate of Reincorporation, as amended. FPU is regulated by the Florida Public Service Commission (except with respect to propane gas sales, which are not regulated) and provides natural and propane gas service, electric service and water service to consumers in Florida. FPU is comprised of the following four divisions and number of customers as of December 31, 1997: (1) West Palm Beach, located in southeast Florida, serves natural gas to 27,980 customers and propane gas to 5,551 customers; (2) Mid-Florida, consisting of the Sanford and DeLand districts, serves 7,675 natural gas customers and 4,302 propane customers; (3) Marianna, located in the Florida panhandle, provides electricity to 11,819 customers; (4) Fernandina Beach, located in extreme northeast Florida, serves 12,123 electric customers and 6,070 water customers. In Fernandina Beach, two large paper mills accounted for 15.4% of total 1997 electric division operating revenues and 7.6% of FPU's total operating revenues. FPU purchases most of its electrical power supply requirements at wholesale rates from two nearby generating utilities, Gulf Power Company, a wholly-owned electric utility subsidiary of Southern ("Gulf"), and the Jacksonville Electric Authority, a political subdivision of the State of Florida. Less than 1% of FPU's power supply is purchased on an "as available" basis from a self-generating paper mill. During 1996, FPU executed an eleven year power supply agreement with Gulf to supply electric power for the Marianna Division, effective January 1, 1997. The Jacksonville Electric Authority executed a new seven year power supply agreement with FPU which commenced on January 1, 1996. Jacksonville Electric Authority is interconnected with Southern through Georgia Power Company, purchases wholesale power from Southern's public utility subsidiaries and owns an undivided interest in the Robert W. Scherer Coal-Fired Generating Station within the Southern bulk power operating control area.

         As noted above, FPU's system is interconnected to Gulf and FPU purchases wholesale power from Gulf. In addition, Gulf has assisted FPU with a number of activities over the past decades, including filings with the Florida Public Service Commission, conducting energy audits for FPU's industrial customers and assisting FPU with materials procurement. In addition, each provides the other with mutual operational support during weather emergencies.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.